SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FIRM/AFFILIATE OFFICES

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

DIRECT DIAL
(617) 573-4859
DIRECT FAX
(617) 305-4859
EMAIL ADDRESS
MARGARET.COHEN@SKADDEN.COM

April 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Peggy Kim, Special Counsel

RE:	Forrester Research, Inc.

Amendment No. 1 to Schedule TO-I

Filed April 3, 2013

File No. 5-50099

Dear Ms. Kim:

On behalf of Forrester Research, Inc. (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated April 9, 2013, in connection with the above-captioned Schedule TO-I. Amendment No. 2 to such Schedule TO-I (as so amended, the “Schedule TO-I”) is being filed simultaneously with this letter. For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Offer to Purchase.

Response to Your Letter Dated April 9, 2013

Your numbered comments with respect to the Schedule TO-I, as set forth in your letter dated April 9, 2013, have been reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.

United States Securities and Exchange Commission

April 10, 2013

Schedule TO

1. We note that you have disclosed that the issuer will purchase not more than $130 million in cash for its shares of common stock. Please revise to disclose the total number of shares of common stock sought in the offer, as required by Item 1004(a)(1)(i) of Regulation M-A. See e.g., Alliance Semiconductor Corporation No-Action Letter dated September 22, 2006. Please also revise to ensure that at least ten business days remain in the offer from the date that the notice of the total number of shares being sought is provided to security holders.

Company Response: In response to the Staff’s comment, and consistent with the Alliance Semiconductor Corporation No-Action Letter dated September 22, 2006, the Company amended the Schedule TO to disclose on the cover page of the Offer to Purchase (1) the maximum number of Shares that may be purchased by the Company in the Offer, or 4,062,500, assuming the Offer is fully subscribed at the minimum price per share, or $32.00, and (2) the maximum number of Shares that may be purchased in the Offer, or 4,509,206, if the Company, in accordance with SEC rules, increases (without amending or extending the Offer) the number of Shares accepted for payment by 2% of the number of the Company’s outstanding Shares. In addition, the Company inserted the following disclosure in the Summary Term Sheet, the Introduction and Section 1 (“Number of Shares; Purchase Price; Proration”) of the Offer to Purchase:

“At the maximum purchase price of $36.00 per Share, subject to any increase we may later make, we could purchase up to 3,611,111 Shares if the Offer is fully subscribed, which would represent approximately 16.2% of our outstanding Shares as of March 15, 2013. At the minimum purchase price of $32.00 per Share, subject to any increase we may later make, we could purchase up to 4,062,500 Shares if the Offer is fully subscribed, which would represent approximately 18.2% of our outstanding Shares as of March 15, 2013.”

The Company also inserted the following disclosure under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase:

“We intend to spend up to $130,000,000 to purchase our Shares, which at the price range specified could, if the Offer is fully subscribed, result in our purchase of between 3,611,111 and 4,062,500 Shares, or up to approximately 18.2% of our outstanding Shares as of March 15, 2013. In accordance with the rules of the SEC, we may, without amending or extending the Offer, increase

United States Securities and Exchange Commission

April 10, 2013

the number of Shares accepted for payment in the Offer by no more than 2% of the number of our outstanding Shares. If we increase the number of Shares accepted for payment by 2% of the number of our outstanding Shares, the maximum number of Shares that will be purchased pursuant to the Offer is 4,509,206, or approximately 20.2% of our outstanding Shares. If we purchase an additional number of Shares in excess of 2% of the number of our outstanding Shares, we will amend and extend the Offer in compliance with applicable law. See Section 15.”

Accordingly, the Company respectfully submits that the Offer to Purchase, as amended, discloses the “total number” of Shares sought in the Offer as required by Item 1004(a)(1)(i) of Regulation M-A, consistent with the disclosure by Alliance Semiconductor Corporation in its Offer to Purchase, dated August 25, 2006, as to which the Staff granted no-action relief on September 22, 2006.

We note that the amendment has been filed on April 10, 2013, or 14 business days in advance of May 1, 2013, the scheduled expiration date of the Company’s tender offer.

Conditions of the Exchange Offer, page

2. Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Company Response: The Company notes the Staff’s comment and confirms its understanding that the explicit or implicit waiver of a condition to the Offer may constitute a material change to the Offer that could require the extension of the Offer and dissemination of new disclosure to security holders.

Exhibits

3. Please revise and refile the letter of transmittal to disclose the total number of shares sought in the offer.

United States Securities and Exchange Commission

April 10, 2013

Company Response: After careful consideration of the Staff’s comment, the Company respectfully submits that its Letter of Transmittal as filed on April 3, 2013 is consistent with the Alliance Semiconductor Corporation No-Action Letter dated September 22, 2006 and the letter of transmittal filed by Alliance Semiconductor Corporation with respect to its tender offer, which did not reference a maximum or minimum number of shares that would be purchased in its tender offer. The Company respectfully submits that the disclosure in its Letter of Transmittal, when read together with the disclosure in the Offer to Purchase, fully describes the terms and conditions of the Offer and the total number of Shares sought in the Offer.

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Michael A. Doyle, Chief Financial Officer and Treasurer of the Company, with respect to certain matters.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned by phone at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen Margaret R. Cohen